August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (412) 705-2194

James E. Rohr
Chief Executive Officer
PNC Financial Services Group Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707

       Re: PNC Financial Services Group, Inc.
              Definitive 14A
              Filed, 2007
              File No. 01-9718

Dear Mr. Rohr:

       We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

       In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

       If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

The Personnel and Compensation Committee, page 20

1. Item 407(e)(3)(iii) you must provide disclosure regarding all consultants who play a role in determining executive compensation. Revise your disclosure with regard to the engagement of McLagan Partners and management's engagement of Towers Perrin to discuss the nature and scope of the consultants' assignment or the material elements of the instructions or directions given to the consultants. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 27

2. Revise your disclosure to provide additional detail and analysis regarding the Committee's determination of the specific compensation levels during the relevant period. See Item 402(b)(1)(vi) of Regulation S-K. Revise your disclosure to provide analysis of the specific factors the Committee considered in approving specific pieces of each named executive officers' compensation package. The revised disclosure should also analyze the reasons why the Committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

3. It appears that the Committee relies on the analysis of tally sheets that contain categorized information relating to each named executive officer's compensation opportunities. It also appears that the Committee gives significant weight to the achievement of corporate performance and the extent to which compensation of PNC's named executive officers compares to the companies against which you benchmark compensation. Revise your disclosure to address the Committee's analysis of the tally sheets and how the information contained in the tally sheets affected specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer and any adjustments that were made based on this factor. Refer to Item 402(b) and section II.B. of Release No. 33-8732A.

4. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. It appears that the compensation awarded to Messrs. Rohr, Demchak, Guyaux, and Shack varies significantly compared to that awarded to Mr. Johnson. Revise your disclosure to provide a detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the Chief Financial Officer. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on

an individualized basis. Similarly, consider disclosure that addresses the reasons for the significant disparity in the option award made to Mr. Rohr on January 23, 2006 as compared to similar awards that were granted on that date to other named executive officers.

5. Revise your disclosure to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). If you did not disclose the performance targets for either year because you concluded that the disclosure of the targets would expose PNC to competitive harm and were therefore confidential, please provide the staff with your analysis supporting your conclusion. To the extent that it is appropriate to omit specific targets, provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Revise your disclosure to provide insight into the factors considered by the Committee prior to the awarding of performance-based compensation. For example, consider discussing any correlation between historical bonus practice and the incentive parameters set for the relevant fiscal period.

6. You indicate that individual performance measures were a significant factor considered by the Committee in making compensation awards to your named executive officers. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Compensation Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Furthermore, expand your discussion and analysis of the factors the Committee considered in establishing personal objectives for Mr. Rohr. See Item 402(b)(2)(vii) of Regulation S-K.

Committee Process, page 28

7. You disclose that the Committee used peer group information to determine various elements of compensation.   Revise your disclosure to include a discussion of where you target each element of compensation against the peer

companies and where actual payments fall within targeted parameters. Furthermore, for elements of compensation which are materially affected by your analysis of peer group information, revise your disclosure to discuss how each element of compensation relates to the data you have analyzed from the comparator companies. To the extent actual compensation was outside a targeted percentile range, please explain why.

Elements of Compensation and 2006 Decisions, page 30

8. You provide disclosure regarding the bonus pool for the 1996 Plan. Furthermore, you discuss the bonus amounts paid to the named executives and the factors considered by the Committee in making bonus awards for 2006. Revise your disclosure to provide an analysis of why the Committee chose to establish the size of the pool as one-half of one percent of your 2006 consolidated pre-tax net income please. Moreover, to facilitate an understanding of the potential compensation an executive may earn, disclose for the fiscal year (1) the aggregate dollar amount of the plan funding amount pool, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

9. It appears that the Committee made a number of non-plan awards of equity compensation during 2006. Revise your disclosure to discuss the process that the Committee uses in determining the size of the awards. Furthermore, please discuss whether any person not on the Committed made a recommendation as to whether an award was appropriate, or as to the size of the award. Please refer to Item 402(b)(1)(ii, iv, and v) and 402(b)(2)(xv) of Regulation S-K.

Equity-Based and Other Long-Term Incentive Compensation, page 33

10. Revise your disclosure to expand your discussion of the stock option and performance share awards to discuss how the size of the award amounts are determined by the Committee. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

Change of Control Agreements, page 41

11. You discuss a number of termination and change in control arrangements you have with the named executive officers and the various triggering scenarios which would require payments under these arrangements. In the Compensation Discussion and Analysis, please describe and explain how the Committee determined that the payment and benefit levels were appropriate. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these

arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Option Exercises & Stock Vested in Fiscal 2006

12. In the Compensation Discussion and Analysis, please describe the impact on the Committee's decisions regarding Mr. Rohr's compensation in light of the fact that he realized $3,793,000 and $12,038,000, respectively, upon the exercise of stock options and the vesting of stock awards in 2006. Revise your disclosure to address the impact that the amounts realized by Mr. Rohr had or will have on compensation policies or specific awards relating to Mr. Rohr, including how these types of gains will be considered in setting future retirement benefits.

Non-Qualified Deferred Compensation for Fiscal 2006, page 54

13. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, revise the footnote to quantify the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table.

Director Compensation for 2006, page 59

14. Please describe your processes and procedures for determining director compensation. Revise your disclosure to address the particular factors that are considered by the Committee in assessing director performance and setting compensation. Refer to Item 407(e)(3) of Regulation S-K.

15. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

16. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

17. Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Transactions Involving Directors and Executive Officers, page 66

18. Please expand your discussion of credit relationships between your Officers and Directors and PNC and its subsidiaries to include the representations required by Instruction 4 to Item 404(a) of Regulation S-K.

Closing Comments

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel

James E. Rohr, Chief Executive Officer
PNC Financial Services Group Inc.
August 21, 2007
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